                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

    For the fiscal year ended December 31, 2001
                              -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

    For the transition period from _________________to _________________

    Commission File Number 1-4547 (Unilever N.V.)

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 THRIFT AND SAVINGS PLAN FOR "CERTAIN" EMPLOYEES
                            OF LEVER BOTHERS COMPANY

                          UNILEVER UNITED STATES, INC.
                                 390 PARK AVENUE
                            NEW YORK, NEW YORK 10022

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  UNILEVER N.V.
                                    WEENA 455
                               3013 AL, ROTTERDAM
                                 THE NETHERLANDS

                                  UNILEVER PLC
                                 UNILEVER HOUSE
                                  BLACK FRIARS
                                 LONDON EC4 PBQ
                                     ENGLAND

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




June 27, 2002                 Thrift and Savings Plan for "Certain" Employees
                              of Lever Brothers Company


                              By:    /s/ Stephen A. Pass
                                     ---------------------------
                                     Stephen A. Pass
                                     Director of Benefits

Thrift and Savings Plan for
"Certain" Employees of Lever
Brothers Company
Financial Statements
As of and for the years ended
December 31, 2001 and 2000

Thrift and Savings Plan for "Certain" Employees
of Lever Brothers Company
Index
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                           1

Financial statements:
   Statement of Net Assets Available for Plan Benefits
     As of December 31, 2001 and 2000                                       2

   Statement of Changes in Net Assets Available for Plan Benefits
     For the Years Ended December 31, 2001 and 2000                         3

Notes to Financial Statements                                              4-11

                        Report of Independent Accountants


To the Participants and Administrator of the Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

June 7, 2002

Thrift and Savings Plan for "Certain" Employees                                2
of Lever Brothers Company
Statement of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                          2001                  2000

Assets

Investment in the Unilever
   United States, Inc.
   Master Savings Trust               $ 52,464,649          $ 58,622,088


Receivables:
   Company contributions                    12,017                13,786
   Employee contributions                   29,030                34,450
                                      ------------          ------------
     Total assets                       52,505,696            58,670,324
                                      ------------          ------------

Liabilities

Administrative expenses payable              6,374                11,645
                                      ------------          ------------

     Total liabilities                       6,374                11,645
                                      ------------          ------------

     Net assets available
        for plan benefits             $ 52,499,322          $ 58,658,679
                                      ============          ============

   The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for "Certain" Employees                                3
of Lever Brothers Company
Statement of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                  2001              2000
Additions:
   Contributions from participants                                           $  1,885,596       $  2,210,697
   Contributions from employers                                                   728,809            841,935
   Rollover contributions                                                         510,443              1,214

Earnings from investments:
   Interest                                                                     2,060,647          2,273,127
   Dividends                                                                      318,756          1,058,149
   Change in unrealized net depreciation                                       (1,787,482)        (4,850,701)
   Realized net (loss)/gain on sale of investments                             (1,341,417)         1,597,688
                                                                             ------------       ------------
     Total additions                                                            2,375,352          3,132,109
                                                                             ------------       ------------

Deductions:
   Distributions to participants                                                8,511,601          5,429,685
   Administrative expenses                                                         23,108             29,010
                                                                             ------------       ------------

     Total deductions                                                           8,534,709          5,458,695
                                                                             ------------       ------------

     Net deductions                                                            (6,159,357)        (2,326,586)

Net assets available for plan benefits, beginning of year                      58,658,679         60,985,265
                                                                             ------------       ------------

     Net assets available for plan benefits,
        end of year                                                          $ 52,499,322       $ 58,658,679
                                                                             ============       ============

   The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for "Certain" Employees                                4
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

  1.     Description of the Plan

         The Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the "Company" or "UNUS") are maintained in the Unilever United States, Inc. Master Savings Trust (the "Trust"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         Eligibility
         All employees of Lever Brothers Company (the "Company"), a division of Conopco, Inc., which is a subsidiary of Unilever United States, Inc. ("UNUS"), at the Hammond Plant, represented by the Oil, Chemical and Atomic Workers International Union ("OCAW") are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service. Additionally, certain hourly employees of the Company who were participants in the Plan on December 31, 1989 are eligible to participate.

         Contributions
         Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax savings and after-tax accounts do not exceed 18%. After-tax contributions are deposited in an "after-tax account" and before-tax contributions, representing 401(k) contributions, are deposited in a "before-tax account". Before-tax contributions are limited to $10,500 for 2001 and 2000. The Company will match 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings the participants elect to save. These contributions are deposited in a "company matching account". All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the "Trust") maintained by the trustee.

         Vesting
         Participants are fully vested in their contributions to their after-tax and before-tax accounts as well as the earnings thereon. Participants are fully vested in all company-matching contributions.

         Forfeitures
         Forfeitures are used to reduce future company matching contributions. As of December 31, 2001 and 2000, forfeited accounts totaled $0.

         Withdrawals and Distributions
         During employment, participants may withdraw all or part of their after-tax account and earnings thereon. In addition, upon termination of employment, participants are entitled to the balance of their account.

         Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their after-tax and before-tax accounts, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

         Retirees of the Unilever Home and Personal Care Union Retirement Plan (a defined benefit plan formerly known as the Retirement Plan for "Hammond Plant" Employees of Lever Brothers

Thrift and Savings Plan for "Certain" Employees                                5
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

         Company may rollover their lump-sum distributions to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

         Investments
         Participants have the option to invest in any of nine funds including the PRIMCO Interest Income Fund, BT Pyramid Equity Index Fund, Fidelity Magellan Fund, PIMCO Total Return Fund, Fidelity Equity Income Fund, Harbor Capital Appreciation Fund, Capital Guardian International Equity Fund, JP Morgan Select Small Company Fund, and the Unilever N.V. Stock Fund. At the participant's discretion, Company matching contributions are invested in any of these nine funds.

         A description of each investment fund option is as follows:

         o The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts ("GICS") issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2001 for the contracts range from 4.19% to 8.18%.

         o The BT Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

         o The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

         o The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

         o The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly large, established companies with favorable prospects for both increased dividends and capital growth.

         o The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, and which exhibit above-average earnings growth potential.

         o The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

         o The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalizations of less than $1.2 billion.

         o The Unilever N.V. Stock Fund is invested in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

         Loans to Plan Participants
         At the request of Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants' vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to

Thrift and Savings Plan for "Certain" Employees                                6
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

         the acquisition, construction, or reconstruction of a participant's principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

         Termination
         Upon termination of employment, participants are entitled to all of their vested balances.

         Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subjected to an involuntary distribution.

         While the Company has not expressed any intent to discontinue its contributions the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member's account becomes fully vested.

         Other
         At December 31, 2001 and 2000, there were 389 and 462 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                      December 31,
                                                   ------------------
                                                   2001          2000

PRIMCO Interest Income Fund                         321           389
BT Pyramid Equity Index Fund                        158           183
Fidelity Magellan Fund                              195           230
PIMCO Total Return Fund                              60            60
Fidelity Equity Income Fund                          65            70
Harbor Capital Appreciation Fund                    137           157
Capital Guardian International Equity Fund           79            95
JP Morgan Select Small Company Fund                  59            76
Unilever N.V. Stock Fund                            154           186

Administration
The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

Thrift and Savings Plan for "Certain" Employees                                7
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

  2.     Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

         Valuation of Trust Investments
         Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund, are valued based on quoted market prices as of the last business day of the year. Unilever N.V. Stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

         The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value.

         Investment Transactions and Investment Income of the Trust
         Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

         Purchases and sales of securities are reflected as of the trade date.

         Benefit Payments
         Benefit payments are recorded when paid.

         Administrative Expenses
         Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the market values of investments. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Thrift and Savings Plan for "Certain" Employees                                8
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

         The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

         New Accounting Pronouncements
         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivative instruments and measure those instruments at fair value.

         The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivative instruments to be measured at fair value and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) held by defined-contribution pension plans to be measured at contract value.

         In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of FAS 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined-contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The FAS 133 amendment project is expected to be finalized during 2002. The Plans hold no other material derivative financial instruments at December 31, 2001 or 2000.

  3.     Tax Status of the Plan

         The Plan received a favorable tax determination letter, effective September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Thrift and Savings Plan for "Certain" Employees                                9
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

  4.     Investments Held by the Trust

         The Trust primarily comprises the assets of the following plans:

         o   Unicare Savings Plan

         o   Savings Plan for Lever Brothers Employees Represented by the ICWUC

         o Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company

         The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2001 and 2000. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant's share of the Trust. On an overall basis, the Plan has a 4% interest in the investments of the Trust as of December 31, 2001 and 2000, respectively.

         The Plan's approximate share of investments held by the Trust at December 31, 2001 and 2000 were as follows:

                                                             2001      2000

Short-Term Investment Fund                                     6%        6%
Mutual Funds                                                   2         2
Guaranteed Investment Contracts                                6         6
Synthetic Guaranteed Investment Contracts                      6         6
Unilever N.V. Stock Fund                                       4         5
Loan Fund                                                      6         6

         At December 31, 2001 and 2000, the financial position of the Trust was as follows:

                                                   2001               2000

Assets:
 Investments at fair value:
   Short-term investment fund
     (cost approximates fair value)           $    23,726,778    $    18,376,148
   Mutual funds (cost $769,102,302 and
     $833,809,034)                                764,762,887        930,621,594
   Guaranteed investment contracts
     (cost approximates contract value)            60,459,687        121,845,652
   Synthetic guaranteed investment contracts
     (cost approximates contract value)           435,615,806        354,286,716
   Unilever N.V. stock fund (cost $34,543,297
     and $36,639,805)                              45,426,090         54,124,433
   Other investments:
      Loans to participants                        28,703,574         31,423,142
                                              ---------------    ---------------
        Total net investments                 $ 1,358,694,822    $ 1,510,677,685
                                              ===============    ===============

Thrift and Savings Plan for "Certain" Employees                               10
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

         The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows:

                                                                                 2001                    2000
Additions:
   Contributions from participants                                         $    57,700,320         $    60,143,050
   Contributions from employer net of forfeitures                               25,555,536              26,703,423
   Rollover contributions                                                       24,852,113              19,667,468
   Transfer of plan assets from other plans                                              -              76,339,834
   Transfer of plan assets from affiliated plan                                     19,409                       -

Earnings from investments:
   Interest                                                                     33,758,960              34,354,490
   Dividends                                                                    13,679,947              48,332,840

Change in unrealized net depreciation                                         (107,331,337)           (189,918,856)

Realized net (loss)/gain on sale of investments                                (11,823,870)             46,825,196
                                                                           ---------------         ---------------
     Total additions                                                            36,411,078             122,447,445

Deductions:
   Distributions to participants or their beneficiaries                        154,352,282             178,336,511
   Administrative expenses                                                         674,439                 814,307
   Transfer of Plan assets to unaffiliated Plans                                33,367,220                       -
                                                                           ---------------         ---------------

     Total deductions                                                          188,393,941             179,150,818
                                                                           ---------------         ---------------

     Net deductions                                                           (151,982,863)            (56,703,373)


Net assets:
   Beginning of year                                                         1,510,677,685           1,567,381,058
                                                                           ---------------         ---------------
   End of year                                                             $ 1,358,694,822         $ 1,510,677,685
                                                                           ===============         ===============

Thrift and Savings Plan for "Certain" Employees                               11
of Lever Brothers Company
Notes to Financial Statements
--------------------------------------------------------------------------------

         The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2001 and 2000 was as follows:

                                                  2001                 2000

Investments at fair value as determined by
  quoted market prices:
     Mutual funds                            $(114,735,571)      $(151,540,031)
     Unilever N.V. stock                        (4,419,636)          8,446,371
                                             -------------       -------------
        Net depreciation                     $(119,155,207)      $(143,093,660)
                                             =============       =============

         Investments that represent five percent or more of Trust net assets as of December 31, 2001 and 2000 were as follows:

                                                         December 31,
                                               -------------------------------
                                                  2001                 2000

Mutual Funds                                   764,762,887         930,621,594
Guaranteed Investment Contracts                 60,459,687         121,845,652
Synthetic Guaranteed Investment Contracts      435,615,806         354,286,716

 5.     Transactions with Related Parties and Parties-in-interest

        The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

        Certain Plan investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

                                INDEX OF EXHIBITS


Exhibit No.                     Description
-----------                     -----------

   23.1          Consent of PricewaterhouseCoopers LLP, Independent Accountants.